EXHIBIT 99.1

Risks Related to Our Company that May Affect Our Financial Condition and Operating Results

     We have substantial existing debt, are highly leveraged, and currently owe past due taxes to federal taxing authorities.

     All of our assets are pledged as collateral under all of our investor and other debt. The Internal Revenue Service has placed a lien on all of our assets until our second quarter 2002 payroll tax obligation to them is satisfied. A default by us under our secured debt or the failure to satisfy our obligation to the Internal Revenue Service could result in a foreclosure on all of our assets and the discontinuation of our operations.

     At December 31, 2003, we had approximately $3.7 million in outstanding debt under convertible debentures and notes that we issued in 2001 and 2002. These debtholders have a security interest in all of our assets, including our proprietary technologies. Of this amount, approximately $3.2 million is long term non-interest bearing and non-convertible debt mostly due on December 31, 2006. This debt has 38,035,426 warrants attached to it that can begin to be exercised on or after October 1, 2004. The principal and interest on the remaining amount (approximately $500,000) is currently due and in default status.

     As of December 31, 2003, we owed $53,923 in federal payroll taxes, including interest and penalties. These taxes relate to payrolls in the second and third quarters of 2002. Our tax obligations have continued to decline since August of last year through the periodic tax payments we have made and are continuing to make under arrangements with federal tax authorities. We have satisfied all the past due state payroll tax obligations and expect to have all federal tax obligations fully satisfied by the end of the first quarter of 2004. In the meantime, the Internal Revenue Service has placed a lien on all of our assets until our third quarter 2002 payroll tax obligation (currently $17,938.67) to them is satisfied.

     In the event that we are unable to satisfy our prior payroll tax obligations, or our repayment obligations under our secured debt, or we otherwise default under the terms of such debt, the holders of this debt may seek to foreclose their security interests and liens on our assets. In such event, if we are unable to reach a pay out arrangement satisfactory to the holders of this secured debt or seek satisfactory debt relief under federal bankruptcy laws, we believe that the Company would no longer be able to operate. In that event, we believe that it is most likely that the Company’s assets would be sold and that the proceeds from such sale would not be sufficient to satisfy the liens of our secured creditors. This would leave no funds for the payment of any of our unsecured obligations to third parties, including any judgment creditors that might arise. In addition, this would leave no funds or assets available for distribution to our shareholders.

     Our most recent financial statements include a going concern paragraph.

     Our independent accountants’ report for our most recent year-end audit and the notes to our year-end 2003 audited financial statements included in this annual report for the year ended December 31, 2003 identify factors that, in the opinion of our independent accountants, raise substantial doubts about our ability to continue as a going concern. For additional information regarding our independent accountant’s report, please refer to Note 1 to our audited financial statements included in this annual report on Form 10-KSB.

     Substantially all of our revenue over the past eighteen months has been associated with only one customer, the loss of whom would severely jeopardize our ability to maintain our operations.

     In 2003, our largest customer accounted for 93% of our revenue, and our second largest customer accounted for 4% of our revenue. Consequently, the loss of our largest customer would have a material adverse effect on our revenue and would likely result in the cessation of our operations if we are not otherwise able to expand our revenue base. Even if we are successful in growing the size and depth of our customer base, we have historically generated substantially all of our revenue from a limited number of customers, substantially all of which are in the manufacturing industry. We remain focused on expanding our sales and marketing efforts toward companies in other industries and other vertical markets, particularly for business-to-business integration and more extensive efforts in mobile computing and RFID technology tracking opportunities. Nevertheless, we expect that a small number of customers in the manufacturing industry will continue to account for a substantial portion of our revenue for the near term. Any significant decline in the demand for, and market acceptance of, our software in the manufacturing industry would have a material adverse effect on our ability to execute our business plan in the short-term. Even if we expand our customer base, we believe that our current customers will continue to provide a substantial portion of our revenue through additional license, implementation services and maintenance fees. Moreover, if we successfully market our products in new vertical markets, we expect that customers in some of those new vertical markets are likely to have different requirements and may require us to change our product design or features, sales methods, support capabilities or pricing policies. Any failure by us to successfully address any new vertical markets will have an adverse effect on our results of operations.

     We have a large accumulated deficit, we expect future losses, and we may never achieve or maintain profitability.

     Although we were cash flow positive and profitable at the end of the third quarter of 2003, we have historically experienced operating losses in each of our fiscal years since January 1, 1995. At December 31, 2003, we had an accumulated deficit of $24,136,255. In addition, since 1997, we have continued to allocate a substantial proportion of our internal resources to activities associated with the development, marketing and sale of our current suite of new software products. During the last three years, we have also undertaken a complete restructuring of our sales and marketing organization and have commenced several new customer acquisition strategies. This strategy of increased emphasis on new product development and the suspension of much of our traditional sales activities while we began implementing our sales team reorganization resulted in a substantial reduction in our traditional service revenues during the affected periods. Despite our history of losses, we believe it is vital to our future success that we continue to allocate working capital toward our sales and marketing strategies, although at a lower percentage of revenue than our allocation of working capital in this area during our most recent fiscal years.

     If expenditures related to our sales and marketing activities are not accompanied or shortly followed by increased revenue, our quarterly and annual operating losses could be greater than expected until we are able to delay or reduce expenditures.

     Many factors, including the factors described in this annual report, may result in our incurring losses for 2004. We need to increase our quarterly revenues and control our quarterly expenses in order to obtain profitability.

     If we do not retain our key management personnel and attract and retain other highly skilled employees, our business will suffer.

     Our future success depends on the skills, experience and performance of our senior management team, other key personnel and advisors, and their ability to operate effectively, both individually and as a group. Each of our key employees is bound by an employment agreement with the Company. Although we maintain “key man” insurance in the amount of $1 million on the lives of each of George E. Mendenhall, Ph.D., Chairman and Chief Executive Officer, and Stuart E. Massey, Executive Vice President, recovery under such insurance may not be adequate to compensate us for the full impact resulting from the death of either of these officers. If any of our existing senior management or other key research, engineering and development or sales and marketing personnel were to leave the Company, it would be difficult to replace them, and our business would be materially harmed. If we are able to achieve our anticipated sales growth, our success will also depend on our ability to recruit, retain and motivate additional highly skilled sales, marketing and engineering personnel. We believe we will face significant competition for individuals with the skills required to develop, market and support our products and services. If we fail to recruit and retain sufficient numbers of these highly skilled employees our ability to compete will be significantly harmed, and our business will suffer.

     If we do not effectively compete with new and existing competitors, our revenues and operating margins will decline.

     The market for our products is intensely competitive, evolving, and subject to rapid technological change. We expect the intensity of competition to increase in the future. As a result of increased competition, we may have to reduce the prices of our products and services, and we may experience reduced gross margins and loss of market share, any one of which could significantly reduce our future revenues and operating results. Many of our current and potential competitors have longer operating histories, significantly greater financial, technical, product development and marketing resources, as well as better name recognition and larger customer bases than we do. These competitors may be able to develop products comparable or superior to those offered by us, or adapt more quickly than we can to new technologies, evolving industry trends or customer requirements. They are also positioned to devote greater resources to the development, promotion and sale of their products than we are. Accordingly, we may not be able to compete effectively in our markets, and competition may intensify and harm our business and its operating results. If we are not successful in developing enhancements to existing products and new products in a timely manner, garnering customer acceptance or generating average licensing prices, our gross margins may decline and cause our business and operating results to suffer.

     Variations in the time it takes us to sell our products may cause fluctuations in our operating results.

     Our customers generally consider a wide range of factors before committing to purchase our products, including product benefits, the ability to operate with existing and future computer systems, the ability to accommodate increased transaction volumes, and product reliability. Some of our customers are addressing these factors for the first time when they consider whether to buy our products and services. As a result, we or other parties must educate potential customers on the use and benefits of our products and services. In addition, the purchase of our products generally involves a significant commitment of capital and other resources by a customer. This commitment often requires significant technical review, assessment of competitive products, and approval at a number of management levels within a customer’s organization.

     The length of our sales cycles may vary based on the industry in which the potential customer operates, and is difficult to predict for any particular license transaction. Because of the number of factors influencing our sales process, the period between our initial contact with a new customer and the time when we are able to recognize revenue from that customer varies widely in length. Our sales cycles typically range from one to six months. For larger opportunities with new customers, however, these cycles may be longer. The length and variability of our sales cycles makes it difficult to predict whether particular sales will be concluded in any given quarter. If one or more of our license transactions are not consummated in a given quarter, our results of operations for that quarter may be below our expectations and the expectations of analysts and investors which would be likely to cause a decline in our stock price.

     Significant unanticipated fluctuations in our actual or anticipated quarterly revenues and operating results may cause us not to meet securities analysts’ or investors’ expectations and may result in a decline in our stock price.

     Our quarterly operating results have fluctuated significantly in the past and may fluctuate significantly in the future. Moreover, as a result of the evolving nature of the markets in which we compete, it is difficult to accurately forecast our revenue in any given period. Accordingly, we believe that period-to-period comparisons of our historical results of operations are not necessarily meaningful and should not be relied upon as indications of sustainable trends or other future performance. If our revenues, operating results or earnings are below the levels expected by investors or securities analysts, our stock price is likely to decline.

     In addition, we expect to experience significant fluctuations in our future quarterly revenues and operating results as a result of many factors specific to our operations, including:

•	the difficulty in predicting the size and timing of our customer orders;

•	the mix of our products and services sold and the mix of our distribution channels;

•	the lengthy sales cycle for some of our products;

•	the market acceptance of our products;

•	the terms and timing of our financing activities;

•	whether we are able to successfully expand our sales and marketing programs; and

•	the possible loss of any of our key personnel.

     Our revenues and operating results depend upon the volume and timing of customer orders and payments, and the date of product delivery. New software licensing, service and maintenance contracts may not result in revenues in the quarter in which the contracts are signed, and we may not be able to predict accurately when revenues from these contracts will be recognized. We realize substantially higher gross margins on our license revenues as compared to our services and maintenance revenues. Consequently, our profit margins for any particular quarter will be highly dependent on the mix of license, service and maintenance revenues in that quarter. If we cannot generate new customer orders, or our customers delay or cancel their orders in a particular quarter, these factors will have a material adverse effect on our revenues, and more significantly on a percentage basis, on our net income or loss in that quarter.

     Defects in our software products could diminish demand for our products and expose us to costly liability that would adversely affect our operating results.

     The Synapse™ software products we offer are internally complex. Complex software may contain errors or defects, particularly when first introduced or when new versions or enhancements are released. Although we conduct extensive testing, we may not discover software defects that affect our current or new products or enhancements until after they are sold. Although we have not experienced any material software defects to date, any errors or defects that may be discovered could result in:

•	loss of revenue;

•	product returns or order cancellations;

•	delay in market acceptance of our products;

•	diversion of our development resources;

•	distraction of our management;

•	damage to our customer relationships and our reputation;

•	increased service and warranty costs; and

•	costly litigation defense.

     In addition, our license and service agreements with our customers typically contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that the limitation of liability provisions contained in our license and service agreements may not be effective as a result of existing or future federal, state or local laws, ordinances or judicial decisions. Although we have not experienced any product liability claims to date, sale and support of our products entails the risk of such claims, which could be substantial in light of our customers’ use of many of our products in mission-critical applications. We do not maintain product liability insurance. If a claimant brings a product liability claim against us, it could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Industry

     If we fail to adapt to the rapid technological change that characterizes our markets, we could lose market share, or our products could become obsolete.

     The market for our software products and services is characterized by:

•	rapid and constant technological change;

•	frequent new product introductions and enhancements;

•	uncertain product life cycles;

•	changing customer requirements; and

•	evolving industry standards.

     The introduction of products embodying new technologies, the emergence of new industry standards, or changes in customer requirements could render some or all of our existing products obsolete and unmarketable. Moreover, decreases in the cost of existing competing products or services could enable our current or potential customers to fulfill their own needs for transaction processing and integration systems and services in a more cost-efficient manner than through the purchase of our products and services. As a result, our success depends upon our ability to respond to changing customer requirements and to enhance existing products and services to keep pace with technological developments and emerging industry standards. We have invested significantly in technology, and we anticipate that it will be necessary for us to continue to do so. Failure to develop and introduce enhancements to our existing products and services in a timely manner in response to changing market conditions or customer requirements will materially and adversely affect our business, results of operations and financial condition.

     If we fail to adequately protect our proprietary rights, we may lose these rights and our business may be seriously harmed.

     Our success depends upon our proprietary technology. To establish and protect our proprietary rights, we rely primarily on a combination of:

•	patent law;

•	copyright law;

•	trademark and trade secret laws;

•	confidentiality procedures and agreements;

•	licensing arrangements; and

•	the complex nature of our technologies.

     As part of our confidentiality procedures, we enter into non-disclosure agreements with our employees upon hiring them, and with our customers and strategic partners when we enter into license, service and maintenance agreements with respect to our software, documentation and other proprietary information. Despite these precautions, third parties could copy or otherwise obtain and use our products or technologies without authorization, or develop similar technologies independently. It is difficult for us to police unauthorized use of our products. Because of this difficulty in determining the extent to which piracy of our software products may exist, software piracy remains a persistent problem. Expensive litigation may be necessary in the future to enforce our intellectual property rights. Moreover, effective protection of intellectual property rights is unavailable or limited in certain foreign countries. While we believe that our products and technologies are protected against infringement, as a practical matter, existing laws may afford only limited protection. Consequently, the protection of our proprietary rights may not be adequate, and our competitors could independently develop similar technologies, duplicate our products, reverse-engineer, or design around the intellectual property rights we hold.

     Our products may infringe upon the intellectual property rights of others, which may cause us to incur unexpected costs or prevent us from selling our products.

     The commercial success of our business depends upon our products not infringing any intellectual property rights of others and upon no claims for infringement being made against us. We have conducted periodic patent searches to determine whether or not we may be infringing the patent or trademark rights of any third parties. We have also applied for patent protection of our proprietary Synapse™ software. Because patent applications in the United States are not publicly disclosed until the patent is issued, applications of which we are not aware may have been filed which are similar to our software products. Consequently, we may be subject to legal proceedings and claims from time to time in the ordinary course of our business, including claims of alleged infringement of the patents, trademarks and other intellectual property rights of third parties by us or our licensees in connection with their use of our products. Intellectual property litigation is expensive and time-consuming, and could divert our management’s attention away from running our business. If we were to discover that any of our products violated the intellectual property rights of others, we would have to obtain licenses from these parties in order to continue marketing our products without substantial re-engineering. We might not be able to obtain the necessary licenses on acceptable terms or at all. If we could not obtain such licenses, we might not be able to re-engineer our products successfully or in a timely manner. We believe that we are not infringing any intellectual property rights of third parties, but there can be no assurance that such infringement will not occur. If we fail to address any infringement issues successfully, we will be forced to incur significant costs and could be prevented from selling our products.

Other Risks

     The price of our Common Stock may fluctuate significantly and may be negatively affected by factors beyond our ability to control or predict.

     The price of our Common Stock is subject to the volatility generally associated with Internet, middleware, software, and technology stocks in general, and may also be affected by broader market trends unrelated to our or our competitors’ operating performances. Our stock price and the stock prices of many other companies in the technology and emerging growth sectors have historically experienced wide fluctuations, including rapid rises and declines in stock prices that have often been unrelated to the operating performance of such companies. These downward trends and fluctuations are typically the result of the combination of general economic, political and market conditions, most recently including recessions, the threat of terrorist activities, and concerns over the accuracy of financial reporting by several large publicly traded corporations. These factors are beyond our ability to control or predict. We can provide no assurance that these downward trends and the events giving rise to them will not continue for the foreseeable future, or that they will not materially adversely affect the market price of our Common Stock.

     The number of our shares of Common Stock that are or may become eligible for sale in the near future may cause the market price for our common stock to decline significantly, even if our business is doing well.

     Trading in our Common Stock has historically been very limited and has made the market price of our Common Stock vulnerable to significant fluctuations. At February 29, 2004 we had 26,949,328 issued and outstanding shares of Common Stock, 17,499,262 additional shares currently issuable upon the exercise of employee stock options and Common Stock purchase warrants, 38,035,426 additional shares issuable after October 1, 2004 upon exercise of warrants, and an additional, and 11,175,000 stock options that will begin vesting in 2006. Assuming all of the outstanding options and warrants were fully exercised, the Company’s fully diluted shares outstanding would be 93,659,016.

     Of the issued and outstanding shares of Common Stock, 2,565,326 shares were held by members of management and may be publicly sold only pursuant to the volume and manner of sale restrictions of Rule 144 under the Securities Act of 1933. Approximately 8,943,863 of the outstanding shares are restricted securities issued under federal and state exemptions from registration and may not be publicly sold. All of these shares are being registered pursuant to the registration statement of which this prospectus is a part. Once these restricted shares, or the shares issuable pursuant to outstanding options, warrants and convertible debt, become eligible for resale under Rule 144, or their resale is otherwise registered by us with the Commission, if the holders of these shares sell substantial amounts of their shares into the public market during a short period of time, or if those shareholders are perceived by the market as intending to sell them, our stock price may decline significantly. The issuance of the shares being offered hereunder will also result in dilution to our shareholders, and may make it more difficult for us to sell equity or equity-related securities in the future at a time and at a price that we deem appropriate.

     Our Common Stock is deemed to be “penny stock,” which may make it more difficult for investors to sell their shares due to suitability requirements.

     Our Common Stock is deemed to be “penny stock” as that term is defined in Rule 3a51-1 promulgated under the Securities Exchange Act of 1934, as amended. These requirements may reduce the potential market for our Common Stock by reducing the number of potential investors. This may make it more difficult for investors in our Common Stock to sell shares to third parties or to otherwise dispose of them. This could cause our stock price to decline. Penny stocks are stock:

•	With a price of less than $5.00 per share;

•	That is not traded on a “recognized” national exchange;

•	Whose prices are not quoted on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”) (Nasdaq listed stock must still have a price of not less than $5.00 per share); or

•	In issuers with net tangible assets less than $2.0 million (if the issuer has been in continuous operation for at least three years) or $5.0 million (if in continuous operation for less than three years), or with average revenues of less than $6.0 million for the last three years.

     Broker/dealers dealing in penny stocks are required to provide potential investors with a document disclosing the risks of penny stocks. Moreover, broker/dealers are required to determine whether an investment in a penny stock is a suitable investment for a prospective investor.

     Failure to raise additional capital or generate the significant capital necessary to expand our operations and invest in new products could reduce our ability to compete and result in lower revenues.

     Even if we are successful in realizing our expected 2004 objectives, we expect that we will still require additional third party financing in the future to implement our growth strategies and achieve our long-term objectives. In light of the recent downward trends experienced by the capital markets, we cannot be certain that we will be able to obtain additional debt or equity financing on favorable terms, or at all. If we obtain additional equity financing, our shareholders may experience significant dilution of their ownership interests and the per share value of our Common Stock could decline. If we engage in debt financing, we may be required to accept terms that restrict our ability to incur additional indebtedness or that force us to maintain specified liquidity or other ratios, any of which could harm our business. If we need additional capital and cannot raise it on acceptable terms, we may not be able to, among other things:

•	develop or enhance our products and services;

•	continue to implement our sales and marketing strategies;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; and

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could result in lower revenues and could seriously harm or result in the discontinuation of our operations.

     Anti-takeover provisions in our Articles and state corporate laws could discourage or prevent a takeover, even if an acquisition of our company would be beneficial to our shareholders.

     In many cases, shareholders receive a premium for their shares when a company is purchased by another enterprise. Various provisions in our Articles, our Bylaws and in the South Carolina corporation statutes could deter and make it more difficult for a third party to bring about a merger, sale of control, or similar transaction involving the Company without approval of our board of directors, even if the transaction would be beneficial to our shareholders. These anti-takeover provisions make it less likely that a change in control will occur and tend to perpetuate existing management. As a result, our shareholders may be deprived of opportunities to sell some or all of their shares at prices that represent a premium over market prices. The Company’s current anti-takeover provisions currently include:

•	provisions in our Articles establishing three classes of directors with staggered terms, which means that only one-third of the members of the board of directors is elected each year, and each director serves for a term of three years;

•	provisions in our Articles authorizing the board of directors to issue a series of preferred stock without shareholder action, which issuance could discourage a third party from attempting to acquire, or make it more difficult for a third party to acquire, a controlling interest in us;

•	provisions in our Articles prohibiting cumulative voting in the election of directors, which would otherwise allow less than a majority of shareholders to elect director candidates;

•	provisions in our Bylaws relating to meetings of shareholders which limit who may call a meeting and what matters may be voted upon;

•	provisions in our Bylaws establishing advance notice requirements for nominations for election to the board of directors and for proposing matters that can be acted upon by shareholders at shareholder meetings; and

•	state law provisions that require two-thirds of the shareholders to approve mergers and similar transactions and amendments to our articles of incorporation.

     In addition, the South Carolina Business Combination Act, the South Carolina Control Share Acquisition Act and the vesting terms of our stock option plans may discourage, delay or prevent a change in control of our Company.